June 20, 2023

Michael Fay

Brian Cascio

Jessica Ansart

Katherine Bagley

Office of Industrial Applications and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alpha Healthcare Acquisition Corp. III
Amendment No. 4 to Registration Statement on Form S-4
Filed June 8, 2023
File No. 333-269773

Dear Ms. Ansart :

This letter is submitted on behalf of Alpha Healthcare Acquisition Corp. III (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 4 to Registration Statement on Form S-4, filed on June 8, 2023 (the “Initial Registration Statement”), as set forth in the Staff’s letter dated June 16, 2023 to Rajiv Shukla, the Company’s Chief Executive Officer and Chairman (this “Comment Letter”). The Company is concurrently filing its Amendment No. 5 to Registration Statement on Form S-4 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of this Comment Letter has been reproduced and italicized herein with the response below the numbered comment. Unless otherwise indicated, the page reference in the description of the Staff’s comment refers to the Initial Registration Statement, and the page reference in the response refers to the Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement. The response provided herein is based upon information provided to Goodwin Procter LLP by the Company.

Amendment No. 4 to Registration Statement on Form S-4

Q: What is the expected per share value of the cash consideration to be received by Carmell in the Business Combination?, page 8

1. Please revise the information presented in your beneficial ownership table on page 9 as well as throughout the Registration Statement, including in your Beneficial Ownership section beginning on page 232, to provide the beneficial ownership as of the most recent practicable date, as required by Item 403 of Regulation S-K. In addition, please amend your disclosure throughout your prospectus to provide estimates as of a recent practicable date for the following: (1) the Exchange Ratio; (2) the total number of shares of New Carmell common stock expected to be issued in connection with the business combination, and the percentage of New Carmell shares this amount will represent; (3) funds in the Trust Account and an estimated per share redemption price; (4) the voting power of the Sponsor and ALPA’s other initial stockholders; (5) the current dollar value of the Sponsor’s and ALPA’s other initial stockholders’ securities; (6) the placeholders in the tables on page 9 and 10, and in the related footnotes; (7) the narrative disclosure on page 11 describing the ownership percentages of certain shareholders based on different scenarios; (8) the number of shares issuable upon the exercise of warrants; and (9) the market price of the relevant warrants and common shares. See Rule 430 of the Securities Act of 1933

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure throughout the Amended Registration Statement in response to the Staff’s comment.

* * * * *

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (212) 459-7203.

Sincerely,

/s/ Jeffrey A. Letalien

Jeffrey A. Letalien, Esq.

cc:	Rajiv Shukla, Alpha Healthcare Acquisition Corp. III
Scott R. Jones, Troutman Pepper Hamilton Sanders LLP